

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
John C. Molina, J.D.
Director, Chief Financial Officer, and Treasurer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, California 90802

Re: **Molina Healthcare, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 8, 2011
                Form 10-Q for the Quarterly Period Ended September 30, 2011
                Filed October 28, 2011
                File No. 001-31719

Dear Mr. Molina:

We have reviewed your December 16, 2011 response to our November 17, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2010
Critical Accounting Policies

Deferral of Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions
Segment, page 59

1. Please refer to your response to comment two. You state in your proposed disclosure on page 13 "As DDI is not treated as a separate unit of accounting, we record the revenue of our Molina Medicaid Solutions contracts, excluding any impact of contingency features, over the period that the BPO, hosting, and support and maintenance services are performed (the last elements of these contracts)." Please clarify to us and in your

proposed disclosure why revenue is not recognized over the period that all services are performed, including the DDI services.

2. Please refer to your response to comments two and three. Your proposed disclosure on page 13 states that you provide design, development and implementation, or DDI, services. You also state that following completion of DDI, you provide business process outsourcing services (BPO). While providing BPO services (which include claims payment and eligibility processing) you also provide other services including both hosting and support and maintenance. Your response states that you are accounting for all your revenue under the hosting revenue recognition guidance which would include your DDI, BPO, and support and maintenance services. Please clarify to us and in the filing why all the services are accounted for under the hosting service arrangement. Based on your proposed disclosure it appears that the hosting services are an additional service and not the primary service being provided. Please also address this issue relating to your costs that are being accounted for under the hosting services literature.

3. Please refer to your response to comment two and three. You state on page 12 of your response "With respect to the other costs in these arrangements that are not software related, such costs are expensed unless revenue is being deferred (applicable currently to our Idaho and Maine contracts, where certain revenue has been deferred because of customer acceptance features which make certain revenue contingent). If revenue is being deferred we defer direct costs relating to delivered service elements." The guidance you have cited to support your capitalization of contract costs for arrangements not software related is ASC 310-20-25, ASC 605-20-25, and Staff Accounting Bulletin Topic 13. In ASC 310-20-25-2, 605-20-25-4, and SAB 13A3f, question 3, it appears the costs being deferred are the initial acquisition or origination costs of a customer contract in a transaction that results in the deferral of revenue, not on-going costs such as the ones you appear to be capitalizing. Please provide further support for capitalizing the costs relating to your arrangements that are not software related.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief